UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-40679

NOTIFICATION OF LATE FILING	CUSIP NUMBER 589381201

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SEP Acquisition Corp.
Full Name of Registrant

Mercury Ecommerce Acquisition Corp.
Former Name if Applicable

3737 Buffalo Speedway, Suite 1750
Address of Principal Executive Office (Street and Number)

Houston, TX 77098
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEP Acquisition Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company is a blank check company, formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2023, the Company announced that it entered into an Agreement and Plan of Merger, which, if consummated, will be the Company’s initial business combination (the “Business Combination”). In connection with the Business Combination, on September 22, 2023, the Company filed a registration statement on Form S-4 (as amended, the “Registration Statement”), which was declared effective on December 29, 2023.

The Company’s management and accounting teams have been required to spend significant time, energy and effort related to matters involving the Business Combination. Due to the complexity of accounting associated with certain matters related to the Business Combination, the Company requires additional time to complete its financial reporting close process and to prepare the Company’s accounting records and schedules to enable its independent registered public accounting firm, BDO USA, P.C., to complete its review of the Company’s financial statements to be contained in the Form 10-Q. As previously reported, management has determined that as of December 31, 2023, material weaknesses exist related to the design of internal controls related to (i) accounting for complex financial instruments, (ii) proper classification of purchases of trading securities in the statement of cash flows, and (iii) the recognition and accrual of legal expenses and recognition of expenses under the Company’s administrative support agreement with its Sponsor. These material weaknesses continue to exist as of March 31, 2024.

It is anticipated that the Form 10-Q, along with the unaudited financial statements, will be filed within the five-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	R. Andrew White	(713)	715-6820
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is requred by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the quarter ended March 31, 2024 will reflect significant changes from its results of operations for the quarter ended March 31, 2023.

We have neither engaged in any operations nor generated any revenues to date. Our only activities for the three months ended March 31, 2024 and for the three months ended March 31, 2023 were organizational activities, those necessary to prepare for our initial public offering, described below and activities related to searching for a potential business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held after our initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as due diligence expenses.

For the three months ended March 31, 2024, the Company expects a net loss of $3,019,830, which resulted from formation and operating costs of $1,173,007 including administrative support costs of $30,000 recognized as a capital contribution, franchise tax expense of $37,320, change in fair value of derivative liability of $97,080, change in fair value of warrant liabilities of $1,618,153, and interest expense on promissory notes - related party, of $245,365 partially offset by, dividend and interest income on investments held in Trust Account of $151,095.

For the three months ended March 31, 2023, we had net income of $9,167, which resulted from gains on the change in fair value of warrant liabilities of $170,333, dividend and interest income on investments held in the Trust Account of $141,323, and earnings on trading securities of $1,761; partially offset by formation and operating costs of $246,748, franchise tax expense of $43,300, and interest expense on promissory note due to related party of $14,202. The gains on the change in fair value of warrant liabilities was due in large part to the decrease in the public traded price of the public warrants.

Cautionary Statement Concerning Forward-Looking Statements

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s expectations concerning the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2024 and results of operations. These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

SEP Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2024	By	/s/ R. Andrew White
Name: R. Andrew White Title: President, Chief Executive Officer and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).